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                                                                    Exhibit 11.1

                         Simon DeBartolo Group, Inc.
                      Computation of Per Share Earnings
                            (Dollars in thousands)
                                 (Unaudited)


                             For the three months        For the year ended
                                ended March 31,             December 31,
                             --------------------        ------------------
                              1998         1997          1997          1996
Basic:                        ----         ----          ----          ----

 Weighted averages shares
  outstanding............  109,684,252   96,972,858    99,920,280   73,585,602

 Net Income Available to
  Common Shareholders...        23,948        8,233       107,989       72,561

 Net Income Per Share...  $       0.22  $      0.08  $       1.08  $      0.99


Diluted:

 Weighted averages shares
  outstanding...........   109,684,252   96,972,858    99,920,280   73,585,602

 Net effect of dilutive
  stock options based
  upon the treasury
  stock method using
  the average market
  price.................       387,147      396,919       384,064      135,532
                          ------------  -----------  ------------  -----------
  Total Diluted Shares..   110,071,399   97,369,777   100,304,344   73,721,134

  Net Income............        23,948        8,233       107,989       72,561

  Net Income per share..  $       0.22  $      0.08  $       1.08  $      0.98